UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Romeo Power, Inc.

(Name of Subject Company)

Romeo Power, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

776153108

(CUSIP Number of Class of Securities)

Susan Brennan

President and Chief Executive Officer

5560 Katella Avenue

Cypress, California 90630

(833) 467-2237

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Allinson, Esq.

Leah Sauter, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Romeo Power, Inc., a Delaware corporation (“Romeo” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 29, 2022, relating to the exchange offer by J Purchaser Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Nikola Corporation, a Delaware corporation (“Nikola”), to exchange for each outstanding share of common stock, par value $0.0001 per share, of the Company (the “Romeo Common Stock”), validly tendered and not validly withdrawn, 0.1186 of a share of Nikola common stock, $0.0001 par value per share (“Nikola Common Stock”) rounded down to the nearest whole share of Nikola Common Stock (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated August 29, 2022 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendment or supplements thereto, the “Offer”). Nikola has filed with the SEC a Registration Statement on Form S-4 dated August 29, 2022, relating to the Offer and sale of shares of Nikola Common Stock to be issued to holders of Romeo Common Stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is part of the Registration Statement and the Letter of Transmittal, which were filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed with the SEC on August 29, 2022 (as amended or supplemented from time to time) by Nikola and the Offeror. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Six complaints have been filed by purported stockholders of the Company alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading:

•

On September 1, 2022, a purported stockholder of the Company named Brian Rushing filed a complaint against the Company and members of the board of directors of the Company (the “Company Board”) in the United States District Court for the Central District of California, captioned Rushing v. Romeo Power, Inc., No. 8:22-cv-01641.

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On September 2, 2022, another purported stockholder of the Company named Kathleen Cataldi filed a complaint against the Company and members of the Company Board in the United States District Court for the Central District of California, captioned Cataldi v. Romeo Power, Inc., et al., No. 8:22-cv-01642.

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On September 8, 2022, another purported stockholder of the Company named Robert Wilhelm filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Wilhelm v. Romeo Power, Inc., No. 1:22-cv-07662.

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On September 8, 2022, another purported stockholder of the Company named Jacob Wheeler filed a complaint against the Company and members of the Company Board in the United States District Court for the District of Delaware, captioned Wheeler v. Romeo Power, Inc., No. 1:22-cv-01182.

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On September 9, 2022, another purported stockholder of the Company named John Ryan filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Ryan v. Romeo Power, Inc., et al., No. 1:22-cv-07734.

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On September 13, 2022, another purported stockholder of the Company named Rosalyn Grinberger filed a complaint against the Company and members of the Company Board in the United States District Court for the Central District of California, captioned Grinberger v. Romeo Power, Inc., et al., No. 8:22-cv-01678.

The six complaints filed in the above-referenced actions allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Act”), as well as Rule 14d-9 promulgated thereunder, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 filed in connection with the Offer. Those complaints allege that such omissions and misrepresentations rendered the Schedule 14D-9 materially incomplete and misleading. Specifically, the lawsuits allege that Romeo and the Company Board violated Sections 14(d)(4), 14(e) and 20(a) of the Act, as amended, and Rule 14d-9 promulgated under the Act, and asserts claims challenging the adequacy of the disclosures regarding the sales process leading up to the proposed transaction, Romeo’s and Nikola’s financial projections, the interests of Romeo’s senior management and the Company Board, and Morgan Stanley’s financial analysis.

The lawsuits seek, among other things, injunctive relief to enjoin the Offer, rescission and rescissory damages should the Offer be consummated, an injunction directing the Company Board to comply with the Act, and an award of attorney’s and expert fees and expenses. Nikola and the Offeror are not named as parties to the lawsuits. The above-referenced actions are collectively referred to as the “Tender Offer Litigation.”

As of September 23, 2022, the Company had also received five stockholder demand letters, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed, and one books and records demand letter, which generally seeks information in connection with a purported stockholder’s investigation of, among other things, (i) the events leading to the execution of the Merger Agreement, (ii) the independence and disinterestedness of certain members of the Company Board and management, and (iii) whether wrongdoing, mismanagement, and/or material non-disclosure has taken place.

The Company believes the allegations and claims asserted in the Tender Offer Litigation are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to minimize the risk of the Tender Offer Litigation delaying or otherwise adversely affecting the transactions in connection with the Offer and to minimize the costs, risks and uncertainties inherent in defending the Tender Offer Litigation, and without admitting any liability or wrongdoing, the Company is hereby voluntarily amending and supplementing the Schedule 14D-9 as described in this Amendment No. 4. The Company denies that it has violated any laws or that the Company or any member of the Company Board breached any duties to the Company’s stockholders. Nothing in this Amendment No. 4 shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The following supplemental disclosures will not affect the consideration to be received by stockholders of the Company in connection with the Offer or the timing of the Offer, which was initially set to expire at midnight, Eastern Time, at the end of September 26, 2022. On September 26, 2022, the Offeror extended the expiration of the Offer until midnight, Eastern Time, at the end of October 12, 2022.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. This Amendment No. 4 is being filed to reflect certain amendments and/or supplements as set forth below.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

The bold and underlined language is added immediately after the final paragraph of the “Arrangements with Nikola, the Offeror and the Current Executive Officers and Directors of the Company” section:

Future Arrangements

Prior to the date of this Amendment No. 4, there have been no discussions with the Company’s management regarding post-Closing employment and no assurances of continued employment have been provided to the Company’s management. It is possible that the Company’s employees, including the executive officers, will enter into new employment or compensation arrangements with Nikola or their affiliates (other than the Company and its subsidiaries). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Nikola, or retention awards. As of the date of this Amendment No. 4, no such arrangements have been discussed or agreed upon. Any such arrangements with the Company’s employees are currently expected to be entered into after the completion of the Offer and the Merger, if at all.

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

The bold and underlined language is added to the first full paragraph of the “Recommendation of the Company Board” section.

At a meeting of the Company Board held on July 30, 2022, the Company Board, among other things, unanimously: (i) determined that the Merger Agreement and contemplated transactions are fair to, advisable and in the best interests of, the Company and its stockholders; and that it is advisable to enter into the Merger Agreement; (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the contemplated transactions; and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Romeo Common Stock to Offeror pursuant to the Offer. The Company Board did not elect to form a special committee of disinterested members of the Company Board.

The bold and underlined language is added to the tenth full paragraph of the “Background of the Offer and the Merger” section.

During the period from January 2022 through March 2022, at the direction of the Company Board and under the oversight of the Company’s management, representatives of Morgan Stanley contacted over 30 potential counterparties, including potential strategic counterparties and financial sponsors, to gauge their interest in a strategic transaction with the Company. The Company entered into 12 confidentiality agreements with interested parties, all of which were on substantially the same form and contained a standstill that terminated upon the Company Board issuing its recommendation that stockholders of the Company tender their shares of Romeo Common Stock in the Offer. At the direction of the Company Board, representatives of Morgan Stanley provided preliminary marketing materials with further information regarding the Company and its financial performance to all 12 of the parties that signed confidentiality agreements. None of the 12 parties submitted a proposal to acquire the Company.

The bold and underlined language is added to the fourth full paragraph of the “Purpose and Reasons of the Company for the Offer and Merger; Recommendation of the Company Board” section.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and making the decisions, determinations and recommendations described above, the Company Board considered, among other things, the following potentially positive factors, which are not intended to be exhaustive and are not presented in any relative order of importance:

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the current and historical market prices of the Romeo Common Stock, taking into account the market performance of the Romeo Common Stock relative to the common stock of other participants in the industry in which the Company operates and general market indices;

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the current and historical market prices of the Nikola Common Stock, taking into account the market performance of the Nikola Common Stock relative to the common stock of other participants in the industry in which Nikola operates and general market indices;

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certain factors related to Nikola’s business, financial condition and results of operations as reflected in Nikola’s public disclosures and based on the reverse due diligence on Nikola conducted by the Company’s management;

The bold and underlined language is added to and the struck through language is removed from the fifth and sixth paragraphs under the “Public Trading Comparables Analysis” heading in the “Opinion of the Company’s Financial Advisor” section.

Morgan Stanley then ~~calculated~~ selected a multiple range based on its professional judgment and reflective of Romeo’s relative position compared to publicly traded comparable companies. The estimated implied value range as determined by Morgan Stanley is set forth in the table below:

	Range of Multiples	Implied Value Per Share
AV/2023 Revenue	0.50x –0.90x	$0.58 –$0.84
AV/2024 Revenue	0.10x –0.40x	$0.31 –$0.63

Morgan Stanley noted that the current Romeo share price at July 29, 2022 was $0.55 per share and the implied Romeo share price based on the agreed exchange ratio of 0.1186x was $0.74 per share. Morgan Stanley’s analysis was based on Romeo’s cash balance of $38.7 million as of June 30, 2022 and no debt at Romeo as of that date, each of which was provided to Morgan Stanley by Romeo, and Romeo’s fully diluted shares outstanding of 195.4 million as of July 26, 2022 also as provided to Morgan Stanley by Romeo.

The bold and underlined language is added to the second paragraph under the “Discounted Equity Value Analysis” heading in the “Opinion of the Company’s Financial Advisor” section.

To calculate the discounted equity value for Romeo, Morgan Stanley utilized calendar year EBITDA estimates for the next twelve months (“NTM”) at December 31, 2030 under the Case B Financial Projections. Based upon the application of its professional judgment and experience, Morgan Stanley applied a forward range of aggregate value to EBITDA multiples (based on the range of aggregate value to EBITDA multiples for a new peer group comprised of Established Driveline companies selected by Morgan Stanley based on its knowledge and experience and the growth profile of Romeo under the Case B Financial Projections) to these NTM EBITDA estimates in order to reach a future implied aggregate value. The new peer group was selected based on Romeo’s expected growth profile in 2030. Morgan Stanley then added projected net cash from such aggregate value to reach a future implied equity value, which was then divided by Romeo’s projected fully diluted share count under the treasury stock method.

The bold and underlined language is added after the third paragraph under the “Discounted Equity Value Analysis” heading in the “Opinion of the Company’s Financial Advisor” section.

As part of its analysis, Morgan Stanley calculated the median AV/NTM street consensus EBITDA for these Established Driveline peers across five periods as summarized below, namely: (1) the last five years ended July 29, 2022; (2) Pre-COVID, which is defined as the period from July 29, 2017 until January 31, 2020; (3) the last year ended July 29, 2022; (4) the last one month ended July 29, 2022; and (5) as of July 29, 2022:

	L5Y	Pre-COVID	L1Y	L1M	Current
Median	5.9x	6.1x	5.5x	4.9x	5.2x

The bold and underlined language is added to and the struck through language is removed from the second and third paragraphs under the “Discounted Cash Flow Analysis” heading in the “Opinion of the Company’s Financial Advisor” section.

Morgan Stanley first calculated the estimated unlevered free cash flow, which is defined as earnings before interest, tax, depreciation and amortization less (1) stock-based compensation expense, (2) taxes, (3) changes in net working capital and (4) capital expenditures plus (5) changes in deferred taxes. Romeo management reviewed and approved for use by Morgan Stanley projections for the nine and one-half year period from the second half of 2022 to 2031 and the terminal value for the Case B Financial Projections. See “Certain Unaudited Prospective Financial Information” for a summary of the Case B Financial Projections prepared by Romeo’s management and used by Morgan Stanley for purposes of its discounted cash flow analysis as directed by the Company Board. Morgan Stanley calculated the net present value of free cash flows for Romeo for the same nine and one-half year period. For purposes of its discounted cash flow analysis, Morgan Stanley also included the present value of existing and expected to be created tax attributes, which were approved by management.

Morgan Stanley, for purposes of calculating the tax savings from net operating loss utilization, assumed that Romeo’s net operating losses are not limited by Section 382 of the Code, have no expiration and are fully utilized over the projected period at the annual amounts available for utilization based on forecasted taxable earnings before taxes. Based on estimated perpetuity growth rates of 2.0 percent to 4.0 percent, selected based upon the application of its professional judgment and experience, Morgan Stanley also calculated terminal values at year end 2031. The free cash flows and terminal values were discounted, using a mid-year convention, to present values as of June 30, 2022, at a discount rate ranging from 13.1 percent to 15.1 percent, which ~~discount rates~~ were selected~~,~~ based on Morgan Stanley’s professional judgment to reflect an estimate of Romeo’s weighted average cost of capital based on the Capital Asset Pricing Model and other factors. As inputs to the weighted average cost of capital, Morgan Stanley took into account, among other things, market risk premium, risk-free rate, predicted beta, debt to total capitalization ratio, and upon application of Morgan Stanley’s professional judgment and experience, ~~to reflect an estimate of Romeo’s weighted average cost of capital~~ a sensitivity adjustment around the estimated cost of equity.

The bold and underlined language is added to the fifth and sixth paragraphs under the “Other Information” heading in the “Opinion of the Company’s Financial Advisor” section.

As an additional reference, Morgan Stanley reviewed recent broker price targets for the Romeo common stock and observed that two brokerage firms, Cowen Inc. and Vertical Group, had provided price targets during the 2022 calendar year. Morgan Stanley discounted these price targets to the current date at a 14.1% cost of equity (the midpoint of the weight average cost of capital range referenced above) and observed that the broker price targets after discounting were in the range of $0.88 per share and $1.58 per share.

As a further reference, Morgan Stanley also reviewed with the Romeo board of directors precedent transactions, a review that is designed to infer a value of a company based on publicly available financial terms and premia of selected comparable transactions. Morgan Stanley compared publicly available statistics for all stock transactions by large acquirors with target stockholders owning less than 17% of the combined company (excluding bank acquisitions). Morgan Stanley selected such comparable transactions because they shared certain characteristics with the merger. Thirty-three precedent transactions met these criteria and were reviewed by Morgan Stanley with the Company Board. These transaction premia with a 25th to 75th percentile range of 16% – 47% would imply a range of value for Romeo of $0.64 – $0.81 per share, which compared to the current Romeo share price at July 29, 2022 of $0.55 per share and the implied Romeo share price based on the agreed exchange ratio of 0.1186x of $0.74 per share.

The bold and underlined language is added to the sixth paragraph of the “Certain Unaudited Prospective Financial Information” section.

The unaudited prospective financial information includes non-GAAP financial measures, such as EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Free Cash Flow, which is defined as cash flow from operations less capital expenditures which were presented because the Company’s management believed they could be useful indicators of Romeo’s projected future operating performance. Romeo management prepared the unaudited prospective financial information on a non-GAAP basis. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures under SEC rules and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Morgan Stanley for purposes of its financial analysis as described in “—Opinion of the Company’s Financial Advisor” beginning on page 25 of this Schedule 14D-9 or the Company Board in connection with its consideration of the Merger. Accordingly, Romeo has not provided reconciliations of the non-GAAP financial measures included in the management projections to the most directly comparable GAAP financial measures.

The bold and underlined language is added to and the struck through language is removed from the eighth and ninth paragraphs of the “Certain Unaudited Prospective Financial Information” section.

Romeo’s management prepared the prospective financial information using two scenarios, Case A and Case B. The two scenarios reflected Romeo management’s different assumptions of the growth rates of Romeo’s revenues and expenses, taking into consideration the rate of adoption of electric vehicles, the Company’s rate of market share growth, the impact of pricing of the Company’s products on its revenues and revenue growth rates, the rate and pace of product cost reduction activities, the uncertainties of the global economic recovery from the COVID-19 pandemic, and the outlook of the energy industry, among other factors. In Case A, Romeo management assumed a total addressable market (“TAM”) of the commercial vehicles market in North America, which is the market Romeo focuses on, by year-end 2031 of approximately 700,000 units and a 61% adoption rate of battery-powered electric vehicles (“BEV”), and that there would be a significant increase in prices for the Company’s products as compared to current contracted prices. The significant increase in prices for the Company’s products would be necessary to generate a positive gross margin in contrast to significant negative gross margins incurred historically, and to reduce the rate of actual cash flow losses being incurred. In Case B, Romeo management assumed a slightly lower TAM by year-end 2031 of approximately 666,000 units and a slower adoption rate of BEV at 58%. Importantly, Romeo management also assumed that due to the significant increase in prices for the Company’s products as assumed in both Case A and Case B, sales volume in Case B would be less than in Case A as customers would be less likely to purchase the Company’s products due to the significance of price increase required to achieve a positive gross margin from sale of the Company’s products. The prospective financial information was prepared by Romeo on a stand-alone basis and does not take into account the transaction, including any costs incurred in connection with the offer or the other transactions contemplated thereby or any changes to Romeo’s operations or strategy that may be implemented after completion of the Merger. As a result, actual results likely will differ, and may differ materially, from those contained in the prospective financial information.

In light of further consideration given to key assumptions of the forecasts, subsequent events and to more closely track actual results, the Company Board determined that Case B ~~was the most likely case~~ presented the most accurate and realistic reflection of the Company’s future performance in light of current market dynamics and customer adoption, and based on negative customer reactions to actual discussions regarding significant increases in price of the Company’s products. The Company Board directed Romeo management to continue to develop its financial projections of Romeo based on Case B and directed Morgan Stanley to use the financial projections developed based on Case B in its subsequent valuation analyses. The resulting projected cash flow from Case B was provided to Nikola as part of their due diligence evaluation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Romeo Power, Inc.

By:	/s/ Susan Brennan
Name: Susan Brennan
Title: President and Chief Executive Officer

Dated: September 27, 2022

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